Exhibit 99.1

Intention to Divest Mt Lyell Copper Mine in Australia

Monte Cello BV (“MCBV”), a 100% subsidiary of Vedanta Limited, has entered into a Term sheet agreement to divest Copper Mines of Tasmania (“CMT”) by way of an Option Agreement with New Century Resources. MCBV is 100% owner of the Mt Lyell Copper Mine in Australia, a small copper asset which has been on care and maintenance for the last 5 years and not strategic for Vedanta with it’s size and country presence.

Following an internal strategic review, decision was made last year to divest CMT, running a global sale process to bring in a capable operator and potential owner to evaluate and eventually restart operations at Mt Lyell, creating value for the community, Tasmanian economy, shareholders and Vedanta.

Mt Lyell has been operation since the 1890’s and was acquired by MCBV, in 1999. Under Vedanta ownership, Mt Lyell was successfully operated for over 15 years. The mine was placed into care and maintenance in 2015 following two safety incidents and a depression in the copper market.

The terms of the Option Agreement include a minimum expenditure commitment of US$10 million over the two-year option period by New Century towards development and exploration, plus reimbursement of ongoing care and maintenance activities, with an option of right to terminate after 12 months. The transaction is subject to full-form documentation, which are expected to be signed by the end of October 2021.

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai – 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394